Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of June 30,	As of December 31,
	2008	2007
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$19,833	$44,536
Trade accounts receivable:
Related parties	7,521	12,823
Others	26,765	32,154
Other receivables	4,428	4,748
Inventories	37,432	27,806
Other current assets	1,017	1,580

Total current assets	96,996	123,647

LONG-TERM INVESTMENTS	16,767	15,093

PROPERTY AND EQUIPMENT, NET	510,640	502,287

INTANGIBLE ASSETS, NET	29,081	34,711

OTHER ASSETS , NET	11,521	11,044

TOTAL ASSETS	$665,005	$686,782

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	$9,237	$7,887
Trade accounts payable	50,235	49,025
Deferred revenue	8,182	-
Other current liabilities	22,799	20,024

Total current liabilities	90,453	76,936

LONG-TERM DEBT FROM BANKS (*)	386,336	379,314

DEBENTURES (**)	120,048	117,460

LONG-TERM CUSTOMERS' ADVANCES	14,360	27,983

OTHER LONG-TERM LIABILITIES	57,648	40,380

Total liabilities	668,845	642,073

SHAREHOLDERS' EQUITY (DEFICIT)	(3,840)	44,709

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$665,005	$686,782

(*)     of which $356,336 and $365,563 at fair value as of June 30, 2008 and December 31, 2007, respectively

(**)     of which $27,398 and $28,484 at fair value as of June 30, 2008 and December 31, 2007, respectively

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)

REVENUES	$115,679	$112,666	58,072	57,062

COST OF SALES	139,307	142,931	71,052	71,412

GROSS LOSS	(23,628)	(30,265)	(12,980)	(14,350)

OPERATING COSTS AND EXPENSES

Research and development	6,190	6,979	3,214	3,370
Marketing, general and administrative	14,957	15,713	7,189	7,636

	21,147	22,692	10,403	11,006

OPERATING LOSS	(44,775)	(52,957)	(23,383)	(25,356)

FINANCING EXPENSE, NET	(15,611)	(21,414)	(7,811)	(8,704)

OTHER INCOME (EXPENSE), NET	(529)	73	(101)	4

LOSS FOR THE PERIOD	$(60,915)	$(74,298)	(31,295)	(34,056)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(0.49)	$(0.65)	$(0.25)	$(0.28)

Weighted average number of ordinary
shares outstanding - in thousands	124,777	113,584	125,327	122,014

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended June 30,
	2008	2007
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(60,915)	(74,298)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	72,340	81,059
Effect of indexation, translation and fair value measurement on debt	551	2,556
Other expense (income), net	529	(73)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	10,691	(13,978)
Decrease in other receivables and other current assets	2,509	2,041
Increase in inventories	(12,482)	(2,929)
Increase (decrease) in trade accounts payable	(341)	16,578
Decrease in other current liabilities	(5,143)	(802)
Increase in other long-term liabilities	74	178

	7,813	10,332
Decrease in customers' advances, net	(527)	(922)

Net cash provided by operating activities	7,286	9,410

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(56,704)	(49,788)
Investment grants received	-	1,437
Proceeds related to sale and disposal of property and equipment	-	89
Investments in other assets and intangible assets	(546)	(911)
Decrease in short-term interest-bearing deposits	-	1,230

Net cash used in investing activities	(57,250)	(47,943)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from issuance of debentures and warrants, net	1,440	-
Proceeds from long-term loans	32,000	-
Proceeds from issuance of ordinary shares and warrants, net	-	26,604
Repayment of debenture	(8,179)	(7,088)
Proceeds from exercise of share options	-	30

Net cash provided by financing activities	25,261	19,546

DECREASE IN CASH AND CASH EQUIVALENTS	(24,703)	(18,987)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	44,536	39,710

CASH AND CASH EQUIVALENTS - END OF PERIOD	$19,833	$20,723

NON-CASH ACTIVITIES

Investments in property and equipment	$22,339	$9,943

Conversion of long-term customers' advances
to share capital	-	$3,705

Conversion of Convertible debentures to share capital	$1,867	$672

Cumulative effect of the Facility Agreement to retained earnings	$-	$65,207

Reclassification of previously bifurcated conversion option
to shareholders' equity	$3,907	$28,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$12,416	$13,376

Cash paid during the period for income taxes	$7	$25

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL

A.	Basis for Presentation

(1)	The unaudited condensed interim consolidated financial statements as of June 30, 2008 and for the six months then ended (“interim financial statements”) of Tower Semiconductor Ltd. and subsidiary (“the Company”) should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2007 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(2)	The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”). Prior to the fourth quarter of 2007, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel (“IL GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements.

(3)	Recently issued accounting standards

In March 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used; (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”), and its related interpretations; and (c) how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosure requirements of SFAS 161.

(4)	Certain amounts in prior years’ financial statements have been reclassified in order to conform to 2008 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

B.	Establishment and Operations of New Fabrication Facility (“Fab 2”)

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. For additional information, see Notes 9B, 13A, 14C and 14F-M to the 2007 audited consolidated financial statements.

The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Notes 9B and 13A to the 2007 audited consolidated financial statements and Note 4E below.

C.	Financing of the Company’s Ongoing Operations

In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales, recorded eleven consecutive quarters of positive EBITDA commencing the fourth quarter of 2005 and seven consecutive quarters of positive cash flow from operations commencing the fourth quarter of 2006, reduced its losses, increased its capacity level and utilization rates, raised funds and restructured its bank debt. See also Notes 9B, 13A(4), 14C and 14 I-M to the 2007 audited consolidated financial statements.

On May 2008, the Company entered into a definitive agreement with Jazz Technologies™, Inc, pursuant to which the Company is to acquire Jazz Technologies™, Inc, in a stock-for-stock transaction. See also Note 4C below.

On August 2008, the Company entered into a Memorandum of Understanding (“MOU”) with its lender Banks and The Israel Corporation (“TIC”) for the restructuring of the Company’s debt and TIC’s planned investments in the Company. See also Note 4E below.

The Company continues to examine alternatives for funding sources in order to fund its Fab 2 ramp-up plan and the costs associated with the acquisition and integration of Jazz Technologies™, Inc.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 2	–	INVENTORIES

Inventories consist of the following:

	June 30,	December 31,
	2008	2007

Raw materials	$12,690	$12,351
Work in process	21,233	14,964
Finished goods	3,509	491

	$37,432	$27,806

Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $9,353 and $6,497 as of June 30, 2008 and December 31, 2007, respectively.

NOTE 3	–	FAIR VALUE MEASUREMENTS

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). In February 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), which delayed the implementation of SFAS 157 until January 1, 2009 for nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. We early adopted FASB No. 157 as of January 1, 2007 and as such would not be affected by the issuance of this FSP.

The income approach was applied using a present value technique. For Loans – the cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. For Embedded Derivatives – the Company utilized the Black Scholes Merton formula. For Over the Counter derivatives – the Company used the market approach using quotation from dealer markets. For convertible debentures series E – the market approach was applied using quoted prices for the same debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 3	–	FAIR VALUE MEASUREMENTS (cont.)

Recurring Fair Value Measurements Using:

	June 30, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Quoted securities - convertible
debentures series E	$27,398	$27,398	$-	$-
Long-term debt	356,336	-	-	356,336
Derivatives	(2,918)	-	(2,918)

	$380,816	$27,398	$(2,918)	$356,336

Liabilities measured on a Recurring Basis Using Significant Unobservable Inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2008- at fair value	$365,563	$7,313
Total unrealized gains recognized in earnings	(9,227)	(3,406)
Reclassification of previously bifurcated conversion option to
shareholders equity	-	(3,907)

As of June 30, 2008 - at fair value	$356,336	$-

Unrealized gains recognized in earnings from liabilities
held at period end	$(9,227)	$(3,406)

Recurring Fair Value Measurements Using:

	December 31, 2007	Quoted prices in active market for identical liability (Level 1)	Significant other observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Trading securities - convertible
debentures series E	$28,484	$28,484	$-	$-
Long-term debt	365,563	-	-	365,563
Derivatives	7,018	-	(295)	7,313

	$401,065	$28,484	$(295)	$372,876

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 3	–	FAIR VALUE MEASUREMENTS (cont.)

Liabilities measured on a Recurring Basis Using Significant Unobservable Inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2007- at fair value	$367,223	$11,513
Total unrealized gains recognized in earnings	(1,660)	(4,200)

As of December 31, 2007 - at fair value	$365,563	$7,313

Unrealized gain recognized in earnings from liabilities held at period end	$(1,660)	$(4,200)

NOTE 4	–	RECENT DEVELOPMENTS

A.	Registration Statement

In January 2008, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which the Company may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. The Company has made no decisions as to when, if at all, it will actually raise funds under this registration statement.

B.	Customer Agreement Amendment

In 2004, the Company and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company’s Fab 1. During the first quarter of 2008, the parties amended the agreement to revise the terms of the purchase of trench wafers products as well as transfer additional product platforms to Tower for manufacturing new products to Siliconix in Fab 1.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 4	–	RECENT DEVELOPMENTS (cont.)

C.	Acquisition of JAZZ Technologies

On May 2008, the Company entered into a definitive agreement (the “Agreement”) with Jazz Technologies™, Inc (AMEX: JAZ), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in NewPort Beach, California (“Jazz”), pursuant to which the Company is to acquire Jazz in a stock-for-stock transaction.

The Agreement provides that, upon the terms and subject to the conditions set in the Agreement, Jazz will merge with a wholly-owned subsidiary of the Company (formed for that purpose), with Jazz as the surviving corporation (the “Acquisition”). The Agreement has been approved by the boards of directors of both the Company and Jazz and is subject to the approval of Jazz’s stockholders and other customary closing conditions and other regulatory approvals. In June 2008, the Company filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which has been declared effective by the SEC in August 2008. Jazz has set September 17, 2008 as the date for the special meeting of its stockholders to vote on, approve and adopt the acquisition.

D.	Conversion Price Reduction – Convertible Debenture Series C

The convertible debentures, series C which were issued in June 2006 were convertible into the Company’s Ordinary Shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The conversion price was subject to reduction in certain limited circumstances, which resulted in that on July 20, 2008, the conversion price was reduced from NIS 8.40 to NIS 4.31.

E.	Memorandum of Understandingwiththe Company’s Lender Banks and with TIC

In August 2008, the Company signed a Memorandum of Understanding(“MOU”) with its lender Banks and TIC for the restructuring of the Company’s debt. The main terms of the MOU are as follows: (i) $250,000 of the Company’s debt to its Banks and TIC will be converted into equity securities of the Company, exercisable into ordinary shares, on the basis of $1.42 per share, representing two times the average closing price per share on Nasdaq for the ten trading days prior to August 7, 2008, which was the date of the Company’s public announcement regarding its debts restructuring negotiations with the banks and TIC; (ii) TIC will invest $20,000 in the Company in exchange for 28,169,014 equity securities of the Company, exercisable into ordinary shares based on the average closing price per share on Nasdaq for the ten trading days prior to August 7, 2008; (iii) TIC will invest up to an additional $20,000 by the end of 2009, in the event the Company has not raised such amount by the end of 2009 and subject to certain other conditions. In consideration for such investment, TIC will receive an amount of the Company’s equity securities, exercisable into ordinary shares of the Company, based on the lower of: (i) the average closing price per share on Nasdaq for the last ten trading days prior to the date on which the investment is made, and (ii) the average closing price per share used for the $20,000 initial investment mentioned above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
        (dollars in thousands, except share data and per share data)

NOTE 4	–	RECENT DEVELOPMENTS (cont.)

E.	Memorandum of Understanding with the Company’s Lender Banks and with TIC (Cont.)

In addition, the MOU postpones repayment of the remaining principal, defers interest payments, modifies the interest rate and waives financial covenants as follows: (i) the repayment of the remaining principal of the loans is postponed to begin in September 2010; (ii) interest payments originally due September 2008 through June 2009 are postponed and are added to the principal payments, which are scheduled to begin in September 2010; (iii) the interest rate on the remaining loans will be LIBOR plus 2.5% per annum; and (iv) the banks waived in full the Company’s compliance with financial covenants through the end of 2008.

The terms of the MOU, excluding the postponed interest payments and the financial covenants’ waiver which are definitive terms, are subject to the closing of definitive amendment to the Facility Agreement with the Banks, other definitive documentation and receipt of certain approvals.